Exhibit 99.2

CUSIP NO. 68280L101

Item 7 Information

The securities being reported on by The Goldman Sachs Group, Inc. (“GS Group”), as a parent holding company, are or were owned by Special Situations Investing Group II, LLC (“SSIG”), which is wholly-owned by GSSG Holdings LLC (“GSSG”); or are owned, or may be deemed to, or to have been  beneficially owned, by Goldman Sachs & Co. LLC (“Goldman Sachs”), a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.  GSSG is a wholly-owned subsidiary of GS Group and is the sole member of SSIG. Goldman Sachs is a subsidiary of GS Group. Goldman Sachs owns certain of the shares on behalf of managed accounts.